UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.1) *

LUMINAR TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
550424 105
(CUSIP Number)
Austin Russell
c/o Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, FL 32826
(407) 900-5259
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d1(f) or §240.13d-1(g), check the following box:     ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 550424 105

1.	Name of Reporting Person
Austin Russell
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
94,618,203 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
94,618,203 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
94,618,203 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
27.8% (2)(3)(4)
14.	Type of Reporting Person
IN

(1)    Represents shares of Class B Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Issuer. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Issuer’s Second Amended and Restated Certificate of Incorporation.
(2)    Based on 339,832,319 shares of Common Stock of the Issuer outstanding as of May 7, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2021 (the “Form 10-Q”).

(3)    The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 105,118,203 shares of Class B Common Stock outstanding as of May 7, 2021, as reported in the Form 10-Q, comprised of (a) the shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above and (b) 10,500,000 shares of Class B Common Stock converted by the Reporting Person into shares of Class A Common Stock in connection with the transactions pursuant to the Underwriting Agreement described below . The percentage reported does not reflect the ten-for-one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.
Preliminary Note This Amendment No. 1, dated July 2, 2021 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended and supplemented to date, the "Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Luminar Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
Underwriting Agreement – The Reporting Person, the Company and Morgan Stanley, as underwriter (the “Underwriter”), entered into an Underwriting Agreement, dated as of June 29, 2021 (the “Underwriting Agreement”). Pursuant to the terms of the Underwriting Agreement, the Reporting Person agreed to sell to the Underwriter 10,000,000 shares of Class A Common Stock and an additional 500,000 shares of Class A common stock pursuant to the Underwriter’s exercise of an overallotment option to purchase such shares granted under the Underwriting Agreement, at a price of $21.00 per share (the “Share Sale”). The Share Sale closed on July 1, 2021. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 5 hereto and is incorporated herein by reference.
June 2021 Lock-up Agreement. – Pursuant to the Underwriting Agreement, the Reporting Person also entered into a Lock-Up Agreement (the “June 2021 Lock-Up Agreement”), the form of which is attached as Exhibit A to the Underwriting Agreement attached as Exhibit 5 hereto and incorporated by reference herein. Pursuant to the June 2021 Lock-Up Agreement, the Reporting Person has agreed with the Underwriter, subject to certain exceptions, during the period beginning on and including June 29, 2021 and continuing through and including the date that is 60 days after June 29, 2021, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Company or any other securities convertible into or exercisable or exchangeable for shares of common stock of the Company, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock of the Company or any such other securities, (iii) make any demand for, or exercise any right with respect to, the registration of shares of the common stock of the Company or any security convertible into or exercisable or exchangeable for such shares; and (iv) publicly disclose the intention to do any of the foregoing, regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of the Underwriter.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:
(a) — (b)    The Reporting Person has beneficial ownership of 94,618,203 shares of Common Stock. The percentage of beneficial ownership is approximately 27.8% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on 339,832,319 shares of Common Stock outstanding as of May 7, 2021, as reported in the Form 10-Q.
The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of July 1, 2021.
(c)    Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
(d) — (e)    Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
June 2021 Lock-Up Agreement. The summary of the June 2021 Lock-Up Agreement set forth in Item 4 above is incorporated herein by reference. This summary is qualified by the actual terms of the June 2021 Lock-Up Agreement, a form of which is attached as Exhibit A to the Underwriting Agreement attached as Exhibit 5 to this Schedule 13D/A and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Name
5.	Form of Underwriting Agreement, dated as of June 29, 2021, by and among the Company, Austin Russell and Morgan Stanley

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2021	By:	/s/ Austin Russell
Austin Russell

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